Exhibit 99.1

FF304 Page 1 of 7 v 1.2.5 Next Day Disclosure Return (Equity issuer - changes in issued share capital and/or share buybacks) Instrument: Equity issuer Status: New Submission Name of Issuer: KANZHUN LIMITED (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) Date Submitted: 20 December 2023 Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the “Main Board Listing Rules”) / rule 17.27A of the GEM Rules (the “GEM Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) Section I 1. Class of shares WVR ordinary shares Type of shares A Listed on SEHK (Note 11) Yes Stock code (if listed) 02076 Description Class A Ordinary Shares Issues of shares (Notes 6 and 7) No. of shares Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7) Issue price per share (Notes 1 and 7) Closing market price per share of the immediately preceding business day (Note 5) % discount(-)/ premium of issue price to market price (Note 7) Opening balance as at (Note 2) 07 December 2023 739,323,301 1). Repurchase of shares (or other securities) but not cancelled Repurchase of 275,148 American depository shares (representing 550,296 Class A ordinary shares) on December 5, 2023 U.S. time Date of changes 05 December 2023 550,296% % 2). Repurchase of shares (or other securities) but not cancelled Repurchase of 197,457 American depository shares (representing 394,914 Class A ordinary shares) on December 6, 2023 U.S. time Date of changes 06 December 2023 394,914% % 3). Repurchase of shares (or other securities) but not cancelled Repurchase of 194,263 American depository shares 388,526% %

FF304 Page 2 of 7 v 1.2.5 (representing 388,526 Class A ordinary shares) on December 7, 2023 U.S. time Date of changes 07 December 2023 4). Issue of shares under share award scheme Issue of Class A ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) Date of changes 08 December 2023 250 0.00003 % USD 3.0807 HKD 57.45 -58.11% 5). Issue of shares under share award scheme Issue of Class A ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) Date of changes 12 December 2023 10,800 0.00123 % USD 5.1634 HKD 57.8 -30.27% 6). Issue of shares under share award scheme Issue of Class A ordinary shares pursuant to vesting and settlement of restricted share units granted to eligible participants (other than the directors of the Company) Date of changes 12 December 2023 40,000 0.00455 % USD 0 HKD 57.8 -100% 7). Issue of shares under share award scheme Issue of Class A ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) Date of changes 13 December 2023 18,750 0.00213 % USD 3.0807 HKD 57.8 -58.38% 8). Issue of shares under share award scheme Issue of Class A ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) Date of changes 14 December 2023 4,698 0.00053 % USD 2.0597 HKD 57.85 -72.19% 9). Issue of shares under share award scheme Issue of Class A ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) Date of changes 15 December 2023 9,260 0.00105 % USD 1.4661 HKD 57.85 -80.21%

FF304 Page 3 of 7 v 1.2.5 10). Issue of shares under share award scheme Issue of Class A ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) Date of changes 18 December 2023 1,400 0.00016 % USD 3.0807 HKD 57.85 -58.45% 11). Issue of shares under share award scheme Issue of Class A ordinary shares pursuant to vesting and settlement of restricted share units granted to eligible participants (other than the directors of the Company) Date of changes 18 December 2023 836,270 0.09514 % USD 0 HKD 57.85 -100% 12). Issue of shares under share award scheme Issue of Class A ordinary shares pursuant to vesting and settlement of restricted share units granted to eligible participants (directors of the Company) Date of changes 18 December 2023 8,424 0.00096 % USD 0 HKD 57.85 -100% 13). Issue of shares under share award scheme Issue of Class A ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) Date of changes 19 December 2023 50,800 0.00578 % USD 2.49 HKD 57.85 -66.42% 14). Repurchase of shares (or other securities) but not cancelled Repurchase of 125,309 American depository shares (representing 250,618 Class A ordinary shares) on December 19, 2023 U.S. time Date of changes 19 December 2023 250,618 0.02851% % Closing balance as at (Note 8) 19 December 2023 740,303,953 Remarks: As of December 19, 2023 (i.e. after the issue of shares on December 19, 2023), the number of Class A Ordinary Shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans is 10,219,150. For illustrative purpose only, conversions of US$ to HK$ are based on the following exchange rates:- - US$1.00 = HK$7.8115 on December 8, 2023; - US$1.00 = HK$7.8062 on December 12, 2023; - US$1.00 = HK$7.8095 on December 13, 2023; - US$1.00 = HK$7.8114 on December 14, 2023;

FF304 Page 4 of 7 v 1.2.5 - US$1.00 = HK$7.8069 on December 15, 2023; - US$1.00 = HK$7.8023 on December 18, 2023; and - US$1.00 = HK$7.7951 on December 19, 2023.

FF304 Page 5 of 7 v 1.2.5 We hereby confirm to the best knowledge, information and belief that, in relation to each issue of securities as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 9) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for the listing imposed by the Main Board Listing Rules / GEM Listing Rules under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 10); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Notes to Section I: 1. Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given. 2. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 3. Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 4. The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return. 5. Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”. 6. In the context of a repurchase of shares: ■ “issues of shares” should be construed as “repurchases of shares”; and

FF304 Page 6 of 7 v 1.2.5 ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”. 7. In the context of a redemption of shares: ■ “issues of shares” should be construed as “redemptions of shares”; ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and ■ “issue price per share” should be construed as “redemption price per share”. 8. The closing balance date is the date of the last relevant event being disclosed. 9. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. 10. “Identical” means in this context: ■ the securities are of the same nominal value with the same amount called up or paid up; ■ they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ■ they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 11. SEHK refers to Stock Exchange of Hong Kong.

FF304 Page 7 of 7 v 1.2.5 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange Section II 1. Class of shares WVR ordinary shares Type of shares A Listed on SEHK (Note) Yes Stock code (if listed) 02076 Description A. Purchase report Trading date Number of securities purchased Method of purchase (Note) Price per share or highest price paid $ Lowest price paid $ Total paid $ 1). 19 December 2023 250,618 On another stock exchange The Nasdaq Global Select Market USD 8.065 USD 7.74 USD 1,998,352.75 Total number of securities purchased 250,618 Total paid $ USD 1,998,352.75 B. Additional information for issuer whose primary listing is on the Exchange 1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 1,584,354 2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 )/ Number of shares in issue 0.182 % We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Main Board Listing Rules / GEM Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated May 24, 2023 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange. Remarks: The "Exchange" mentioned in B above refers to The Nasdaq Global Select Market. Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. Submitted by: Liang Huaiyuan (Name) Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)